SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                             THE PANDA PROJECT, INC.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    69833F104
                                    ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 7, 2000
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 7 Pages

CUSIP No. 69833F104                                            Page 2 of 7 Pages
                                  SCHEDULE 13D



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  ANGELO, GORDON & CO., L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [X]
3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 10,764,799
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   10,764,799
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            10,764,799

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [_]

13       Percent of Class Represented By Amount in Row (11)

                           18.10%

14       Type of Reporting Person*

                  BD; IA; PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69833F104                                            Page 3 of 7 Pages
                                  SCHEDULE 13D


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  JOHN M. ANGELO

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [X]
3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  10,764,799
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            10,764,799

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            10,764,799

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [_]

13       Percent of Class Represented By Amount in Row (11)

                           18.10%

14       Type of Reporting Person*

                  IN; HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69833F104                                            Page 4 of 7 Pages
                                  SCHEDULE 13D


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  MICHAEL L. GORDON

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [X]
3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  10,764,799
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            10,764,799

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            10,764,799

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [_]

13       Percent of Class Represented By Amount in Row (11)

                           18.10%

14       Type of Reporting Person*

                  IN; HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 7 Pages


          This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of The Panda Project, Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on
Schedule 13D, dated January 28, 2000 (the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report that, as a result of a distribution of Shares from the Issuer, the number of Shares of which the Reporting Person may be deemed the beneficial owner has changed by more than one percent of the total outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.   Identity and Background.

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

     i)   Angelo, Gordon & Co., L.P. ("Angelo, Gordon");

     ii)  John M. Angelo; and

     iii) Michael L. Gordon.

          This Statement relates to Shares held for the accounts of Angelo, Gordon and seventeen private investment funds for which Angelo, Gordon acts as general partner and/or discretionary investment advisor (collectively, the "Funds").

Item 3.  Source and Amount of Funds or Other Consideration.

          The 1,074,765 additional Shares reported herein as being held for the accounts of Angelo, Gordon and the Funds were distributed by the Issuer for no additional consideration.

          The Shares held for the accounts of Angelo, Gordon and the Funds may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 5.  Interest in Securities of the Issuer.

          (a) (i) Each of Angelo, Gordon, John M. Angelo and Michael R. Gordon may be deemed the beneficial owner of the 10,764,799 Shares (approximately 18.10% of the total number of Shares outstanding). This number includes 604,965 Shares held for the account of Angelo, Gordon (32,675 Shares of which can be obtained through an exchange of 32,675 warrants currently held by Angelo, Gordon) and 10,159,834 Shares held for accounts of the Funds (477,448 Shares of which can be obtained through an exchange of 477,448 warrants currently held by the Funds).

          (b) (i) Angelo, Gordon may be deemed to have the sole power to direct the voting and disposition of the 604,965 Shares held for its account and the 10,159,834 Shares held for the accounts of the Funds.

                                                               Page 6 of 7 Pages

               (ii) John M. Angelo and Michael L. Gordon, as a result of their positions with Angelo, Gordon, may be deemed to have the shared power to direct the voting and disposition of the 604,965 Shares held for the account of Angelo, Gordon and the 10,159,834 Shares held for the accounts of the Funds.

          (c) Except as disclosed in Item 3 hereof, which is incorporated by reference in this Item 5, there have been no transactions effected with respect to the Shares since August 3, 2000 (60 days prior to the date hereof) by any of the Reporting Persons.

          (d) (i) The partners of Angelo, Gordon have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Angelo, Gordon in accordance with their partnership interests in Angelo, Gordon.

               (ii) The partners and shareholders of the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Funds in accordance with their partnership and ownership interests, respectively, in the Funds.

                                                               Page 7 of 7 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 2, 2000

                                ANGELO, GORDON & CO., L.P.

                                By:     AG Partners, L.P.
                                        General Partner

                                By:     /S/ MICHAEL L. GORDON
                                        ---------------------------------------
                                        Michael L. Gordon
                                        General Partner



                                /S/ JOHN M. ANGELO
                                -----------------------------------------------
                                JOHN M. ANGELO


                                /S/ MICHAEL L. GORDON
                                -----------------------------------------------
                                MICHAEL L. GORDON